Mail Stop 3561
            December 28, 2005

Via Facsimile and U.S. Mail
Aristides J. Pittas
Chief Executive Officer
Euroseas Ltd.
Aethrion Center
40 Ag. Konstantinou Street
151 24 Maroussi, Greece

Re: 		Euroseas Ltd.
		Amendment No. 1 to the Registration Statement on Form F-
1
		File no. 333-129144
		Amendment No. 1 to the Registration Statement on Form F-
4
		File no. 333-129145
      Filed December 5, 2005

Dear Mr. Pittas:

      We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

		As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Form F-1

General
1. We reissue our prior comment 2 in part. Disclose the various factors considered in determining the offering price for the securities. Also, please condense the summary offering section on page 1 of the summary. It should not be identical to the section later in the document on page 67, and it should not be unnecessarily repetitive with the cover page disclosure.

Our Competitive Strengths, page 2
2. Please provide further clarification as to what you mean by the statement that the Pittas family has operated the business profitably
"for many of those" 125 years.

Dividend Policy, page 3
3. Please tell us, and disclose as necessary, whether your plans to purchase additional vessels will impact your dividend policy, and if so, by how much.

Recent Developments, page 3

4. Reference is made to your November 2005 acquisition of the vessel,
Artemis, for $20.65 million. As this vessel`s acquisition cost is substantial in comparison to your seven other vessels` combined net book value at June 30, 2005, expand the disclosure in the filing to discuss in more detail the significance of this type of vessel to your operations and explain why the purchase price would be considered reasonable in relation to the historical book value of the other individual vessels included in your historical financial statements. Also, supplementally advise as to your basis why this acquisition of Artemis should not be considered the acquisition of a business in which historical financial statements would be required.
5. Please clarify in your expanded disclosure of the merger with a public shell company that the public shell company was Cove. Further, please integrate paragraphs 2 and 3 of this section to provide a more cohesive discussion of the merger, and include an unequivocal statement that the merger was a condition to the private placement, if true. Also, consider providing subsection headings for the various recent developments because the information is currently difficult to follow.


Because the Republic of the Marshall Islands . . ., page 18
6. Please revise the narrative to describe the material adverse differences in shareholder rights and protections to which you refer.

Capitalization and Dilution, page 22
7. Please reconcile, in the filing, the 1,079,167 shares to be issued to the shareholders of Cove in the Merger, with the `up to 818,604`
common shares on the cover page of the filing. We refer you also to related comments below on the Form F-4 registration statement.

Selected Historical Financial Information, page 24
8. We have reviewed your response to prior comment 18. You should disclose the reasons why the selected financial data for the earliest two years of the five-year period have been omitted from the filing.
See Instruction to Item 3.A. of the Form 20-F.

Management`s Discussion and Analysis, page 26

Amortization of Deferred Drydocking Costs, page 28
Critical Accounting Policies:  Deferred Drydock Costs, page 37
9. We have reviewed your response to prior comment 33 and the additional disclosure provided in the filing. However, we believe that the "costs of hiring riding crews to effect repairs on a vessel and parts used in making such repairs" are tantamount to being repair and maintenance costs that should be analyzed under your "repair and maintenance" accounting policy as disclosed in Note 2 to your audited financial statements, and should be evaluated as to whether they are capitalizable or expendable as incurred costs to the extent they do not significantly extend or improve the vessel`s useful life. The fact that certain basic repair and maintenance activities are performed in route to or during regulatory dry docking should not affect how you account for the associated costs. We consider deferred drydock costs as those direct costs you incur solely as a result of the regulatory requirement that a vessel be inspected, as opposed to costs that you elect to incur at the time of the drydocking out of convenience to your business operations. Please revise your policy and description of deferred drydock costs on a going forward basis to disclose the change in accounting policy and indicate the reason why the historical financial statements have not been restated (i.e., Company determined impact of restating was not material to its operating income and net income for any prior periods presented). Supplementally confirm to us that you will comply.

Cash Flows, page 30
10. We note your revised disclosures made in response to prior comment 29. Please also disclose the expected repayment period of the $4.0 million receivable from related parties, and identify the related party involved. It is unclear to us why there is a receivable at June 30, 2005, given that the monies were deposited into the bank accounts of Silvergold Shipping, Inc., a previously consolidated entity, and why the funds were not released to the Company at the time of Silvergold`s final dividend to its shareholders at May 31, 2005. Please explain and expand the disclosure accordingly, here and in Note 4 to your June 30, 2005 interim financial statements.

Dividend Policy, page 32

11. Expand the second paragraph to disclose the anticipated aggregate dividend amount to be paid, as reflected in the pro forma column in the capitalization table.

Business, page 37
12. We reissue our prior comment 34. Expand disclosure to more fully describe your international operations and port calls made by your vessels in areas such as the Arabian Gulf, the South China Sea the Asia Pacific region generally. On page 9, you indicate that an economic slowdown in the Asia Pacific region could materially reduce the amount and/or profitability of your business. Please provide a separate section that describes the extent of your international operations so that investors are able to gauge the extent of the risks you cite.
13. Please expand disclosure to describe how your recent acquisition of the vessel Artemis relates to your operations.

Tax Considerations, page 55
14. Refer to the last paragraph on page 66. Please replace the phrase that each stockholder "should consult" his or her own tax advisor, with something more permissive; for example, that you "encourage," "recommend" or "suggest" that investors consult their own tax advisor.

Notes to the Consolidated Financial Statements, page F-7
Note 17(6). Dividend and Authorization of Reverse Stock Split, page
F-22
15. Refer to the second paragraph. The proposed reverse common stock split should be disclosed in the forepart of the filing with the necessary disclosures as to it having been authorized by the Board, and disclose the date declared, and that Management has the decision to decide if and when such reversal will take place, if at all. Disclose that no effect has been given to the proposed reverse stock split in the filing.

June 30, 2005 Interim Financial Statements

Consolidated Statements of Shareholders` Equity, page F-32
16. We note you have revised this statement to re-allocate the amount of dividend distribution between paid-in capital and retained earnings. As such, please also revise the related June 30, 2005 balance sheet and related financial information throughout the filing, where applicable. Also, please revise the presentation included in the Form F-4 registration statement at page F-46 to ensure allocation consistency with that of the Form F-1.

Age of Financial Statements
17. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Accountants` Consents
18. Amendments should contain currently dated accountants` consents.
Manually signed consents should be kept on file for five years.
Reference is made to Rule 402 of Regulation C.

Exhibits
19. Please file the legality and tax opinions, or forms of those opinions, with the next amendment in order to give the staff sufficient time to review those documents.

Form F-4

General

20. Please revise this filing to comply with our comments issued on the Form F-1 Registration Statement, File No. 333-129145, as applicable. In addition, please revise the Form F-4 for the following comments.

21. We have reviewed your response to prior comments 50 and 51.
It
is unclear where the applicable disclosure is reflected in the Form
F-1 registration statement. As such, please include the first, second, fourth and fifth sentences of your response to prior comment
50, in the Form F-1 in order to clarify that a total of 1,079,167 newly issued common shares of Euroseas may be issued in the merger, with 818,604 of those shares being issued to certain affiliates of Cove that will be subject to a one-year holding period and the remaining 260,563 share being issued to non-affiliates of Cove that will not be subject to the one-year holding period. Also, specifically disclose that only the 818,604 shares are being registered for resale and are considered to be included under the designation of Selling Shareholders.

Unaudited Pro Forma Condensed Consolidated Financial Statements,
page
33

22. We have reviewed your response to prior comment 54 and note your disclosures therein. However, please tell us the value attributable to the warrants that are classified within "additional paid-in capital" and tell us why you believe the registering of the common shares underlying the warrants under the Form F-1 registration statement does not result in a public equity market for trading of the securities.

Financial Statements

Cove Apparel, Inc., page F-1

23. We have reviewed your response to prior comment 56 and note that you will include the audited report of Cove`s prior auditors for the fiscal year ended September 30, 2003 along with their consent to the use of their report in your next amendment to the Form F-4 registration statement.

Financial Statements

Euroseas Ltd.

Note 17(3). New Loans, page F-34

24. As appropriate, revise the last paragraph of Note 17(3)(a), and
(b), to ensure consistency of the language with that disclosed in the respective paragraphs of the financial statement footnote included in the Form F-1 registration statement.

Age of Financial Statements

25. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

Accountants` Consents

26. Amendments should contain currently dated accountants` consents.
Manually signed consents should be kept on file for five years.
Reference is made to Rule 402 of Regulation C.

Closing

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Beverly Singleton, Staff Accountant at (202) 551-3328, or Lyn Shenk, Assistant Chief Accountant at (202) 551-3380
if you have questions regarding comments on the financial statements and related matters. Please contact Johanna Vega Losert at (202) 551-3325, Attorney-Advisor, or me at (202) 551-3814 with any other questions.

      				Sincerely,



      				Sara W. Dunton
      				Attorney- Advisor
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Aristedes J. Pittas
Euroseas Ltd.
December 28, 2005
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